CERTIFICATE OF QUALIFIED PERSON
Kirk Hanson, P.E.
AMEC E&C Services, Inc.
780 Vista Blvd., Suite 100
Sparks, NV, 89434
Tel 775 997 6559
Fax: 775-331-4153
kirk.hanson@amec.com

I, Kirk Hanson, P.E., am employed as the Technical Director, Open Pits, North America, with AMEC E&C Services Inc.

This certificate applies to the Technical Report entitled “Donlin Creek Gold Project Alaska, USA, NI 43-101 Technical Report On Second Updated Feasibility Study” (the Technical Report) with an effective date of 18 November 2011.

I am registered as a Professional Engineer in the state of Alaska (12126).

I graduated with a B.Sc. degree from Montana Tech of the University of Montana, Butte, Montana in 1989 and from Boise State University, Boise, Idaho with a MBA in 2003. I have over 20 years of experience in the mining industry, predominately at hard rock open pit mines.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Donlin Creek Gold Project on 1 October 2008.

I am responsible for Sections 15 and 16, and those portions of the Summary, Interpretations and Conclusions and Recommendations that pertain to those Sections.

I am independent of NovaGold Resources Inc. as independence is described by Section 1.5 of NI 43-101.

I have been involved with the Donlin Creek Project since 2008, during preparation of the feasibility study and subsequent study updates on the Project.

AMEC E&C Services, Inc.
780 Vista Boulevard
Sparks, NV, 89434
Tel (775) 331 2375
Fax (775) 331 4153	www.amec.com

I have read NI 43–101, and the portions of the Report for which I am responsible have been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, those section of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“signed and sealed”

Kirk Hanson, P.E.

12 January 2012

AMEC E&C Services, Inc.
780 Vista Boulevard
Sparks, NV, 89434
Tel (775) 331 2375
Fax (775) 331 4153	www.amec.com